July 2008 Pricing Sheet dated July 24, 2008 relating to Preliminary Terms No. 734 dated July 23, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS Based on the Nikkei 225 Index due August 20, 2009
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – JULY 24, 2008
Issuer:	Morgan Stanley
Maturity date:	August 20, 2009
Underlying index:	Nikkei 225 Index
Aggregate principal amount:	$2,527,470
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	13,334.76, the index closing value of the underlying index on the index business day immediately following the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	August 18, 2009, subject to adjustment for certain market disruption events
Leverage factor:	200%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.85 per PLUS (118.5% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	July 24, 2008
Original issue date:	July 31, 2008 (5 business days after the pricing date)
CUSIP:	617480751
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$2,527,470	$37,912.05	$2,489,557.95
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

As of the issue date of the PLUS, we will have received the consent of Nikkei Inc., the publisher of the Nikkei 225 Index, to use and refer to the Nikkei 225 Index in connection with the PLUS.  Nikkei Inc. has the copyright to the Nikkei 225 Index.  All rights to the Nikkei 225 Index are owned by Nikkei Inc.  The PLUS are not sponsored, endorsed, sold or promoted by Nikkei Inc., and Nikkei Inc. makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 734 dated July 23, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.